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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/13** (MM/DD/YY) AND ENDING **3/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Richardson GMP (USA) Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 King Street West, Suite 500

(No. and Street)

Toronto	**Ontario**	**M5H 1J8**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 687-1230**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers Center, 300 Madison Avenue	New York		10017
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 23 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, **James Lexovsky**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to the firm of **Richardson GMP (USA) Corp** as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



James Lexovsky
Chief Financial Officer

June 13, 2014
Date

Subscribed and sworn to before me,
On this 13th day of June 2014



Notary Public



Richardson GMP (USA) Corp.

Statement of Financial Condition
March 31, 2014



Independent Auditor's Report

To the Board of Directors of
Richardson GMP (USA) Corp.

We have audited the accompanying statement of financial condition of Richardson GMP (USA) Corp. as of March 31, 2014.

Management's responsibility for the statement of financial condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Richardson GMP (USA) Corp. at March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 21, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F (813) 286 6000, www.pwc.com/us

Richardson GMP (USA) Corp.
Statement of Financial Condition
March 31, 2014

ASSETS		
Securities owned - at fair market value	$	468,675
Due from clearing broker		77,095
Prepaid expenses		181,597
	$	727,367
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable		53,530
Due to parent *[note 3]*		27,439
Total liabilities	$	80,969
Stockholder's equity		
Capital stock		
Authorized, issued and outstanding		
250,000 common shares		250,000
Retained earnings		396,398
Total stockholder's equity		646,398
	$	727,367

The accompanying notes are an integral part of these statement of financial condition.

1. Organization and Business

Richardson GMP (USA) Corp (the "Company") is a wholly owned subsidiary of Richardson GMP Limited (the "Parent"), a Canadian broker-dealer registered with the Investment Industry Regulatory Organization of Canada ('IIROC").

The Company formerly operated as Macquarie Private Wealth Corp. On November 1, 2013, the company's former parent, Macquarie Private Wealth Inc. was acquired by the Parent and the Company adopted the current name on January 15, 2014.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a full range of wealth management services for retail clients residing in the United States including portfolio management, margin lending, securities borrowing and lending, etc. primarily related to securities listed in the United States and Canada. The Company clears transactions on a fully disclosed basis with an unaffiliated clearing broker.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities of three months or less from the date of purchase.

Securities owned, at fair value
Securities owned consist of treasury bills with maturities of greater than three months from the date of purchase and are accounted for on a trade date basis.

Other Assets
Other assets consist of the minimum deposit of $100,000 held with the clearing broker as well as other prepaid expenses of the Company.

Income Taxes
The Company files income tax returns with Canada and the province of Ontario and is currently not under examination by any taxation jurisdiction.

The amount of current taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the statement of financial condition and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the historical earnings, future earnings potential and

the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of March 31, 2014, all financial instruments are classified as Level 2 assets. There is no movement between levels during the year.

New Accounting Pronouncements
In December 2011, the FASB issued new accounting guidance related to disclosures about offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This requirement is effective for annual reporting periods beginning on or after January 1, 2013. This change is not expected to have a material impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company has transactions with the Parent and affiliated entities that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The payable to parent balance consists of accrued portions of administrative services.

4. Subordinated Loans

The subordinated loans provided by the Parent, aggregating a total of $1,350,000, had been approved by FINRA and bear interest at 7.0% per annum. These subordinated loans were repaid on December 27, 2013.

5. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. At March 31, 2014, the Company has no allowance of for doubtful accounts with regard to these receivables. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

6. Legal and Regulatory Matters

As at March 31, 2014, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At March 31, 2014, the Company had net capital of $460,707 which was $410,707 in excess of the requirement of $50,000.

8. Income Taxes

The Company's has provided for a full valuation allowance against the deferred tax assets as management has determined that it is more likely than not that all deferred tax assets will not be realized due to the lack of forecasted profits. There are no liabilities recorded related to uncertain tax positions as of March 31, 2014.

9. Subsequent Events

The Company has evaluated subsequent events through May 21, 2014, the date the statement of financial condition were available to be issued. The Company did not have any significant subsequent events to report.